SCHEDULE 13G

Amendment No. 1
Triquint Semiconductor Incorporated
Common Stock
Cusip #89674K103


Cusip #89674K103
Item 1:	Reporting Person - FMR LLC
Item 4:	Delaware
Item 5:	1,282,300
Item 6:	0
Item 7:	2,582,300
Item 8:	0
Item 9:	2,582,300
Item 11:	1.826%
Item 12:	    HC


Cusip #89674K103
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,582,300
Item 8:	0
Item 9:	2,582,300
Item 11:	1.826%
Item 12:	IN




	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Item 1(a).	Name of Issuer:

		Triquint Semiconductor Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		2300 NE Brookwood Parkway
		Hillsboro, OR  97124


Item 2(a).	Name of Person Filing:

		FMR LLC

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		82 Devonshire Street, Boston,
Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		89674K103

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
and the person filing, FMR LLC, is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See
Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	2,582,300

	(b)	Percent of Class:	1.826%

	(c)	Number of shares as to which such
person has:

	(i)	sole power to vote or to direct
the vote:	1,282,300

	(ii)	shared power to vote or to
direct the vote:	0

	(iii)	sole power to dispose or to
direct the disposition of:	2,582,300

	(iv)	shared power to dispose or to
direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange
Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 07, 2008
Date

/s/Joseph Mari
Signature

Joseph Mari
Duly authorized under Power of Attorney
dated March 5, 2008 by and on behalf of FMR Corp. (now known as FMR LLC) and its direct and indirect subsidiaries


	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,300,000 shares or 0.919% of the Common Stock outstanding of Triquint Semiconductor Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

	Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 1,300,000 shares owned by the Funds.

	Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC.
The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

	Neither FMR LLC nor Edward C. Johnson 3d,
Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 77,400 shares or 0.055% of the outstanding Common Stock of Triquint Semiconductor Incorporated as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment
Company Act of 1940 owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 77,400 shares and sole power to vote or to direct the voting of 77,400 shares of Common Stock owned by the institutional accounts or funds advised by PGALLC as reported above.

	Pyramis Global Advisors Trust Company ("PGATC"),
53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 1,176,940 shares or 0.832% of the outstanding Common Stock of the Triquint Semiconductor Incorporated as a result of its serving as investment manager of institutional accounts owning such shares.

	Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 1,176,940 shares and sole power to vote or to direct the voting of 1,176,940 shares of Common
Stock owned by the institutional accounts managed by PGATC as reported above.

	FIL Limited, formerly known as Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 27,960 shares or 0.020% of the Common Stock outstanding of the Company.

	Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals.

	FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR
LLC is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.



	SCHEDULE 13G - TO BE INCLUDED IN
STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on March 07, 2008, agree and consent to the joint filing on their behalf of this Schedule
13G in connection with their beneficial ownership of the Common Stock of Triquint Semiconductor Incorporated at
February 29, 2008.

	FMR LLC

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter by and on behalf of FMR Corp.
(now known as FMR LLC) and its direct and indirect
subsidiaries

	Edward C. Johnson 3d

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter by and on behalf of Edward C.
Johnson 3d

	Fidelity Management & Research Company

	By /s/ Joseph Mari
	Joseph Mari
	Duly authorized under Power of Attorney dated March
5, 2008, by Eric D. Roiter Senior V.P. and General Counsel